LOPRO
Integrated finance company
LOPRO CORPORATION

03 OCT -8 AM 7:21

03032577

File Number: 82-4664

September 5, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SUPPL

Re: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934

Dear Sirs:

LOPRO CORPORATION (the "Company"), a stock company incorporated under the laws of Japan, hereby furnishes to the Securities and Exchange Commission the attached information and/or document(s) pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and/or document(s) furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document(s) pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Best regards,

LOPRO CORPORATION

By: AKIRA SUZUKI
DIRECTOR AND HEAD OF
CORPORATE PLANNING GROUP

PROCESSED
OCT 09 2003
THOMSON
FINANCIAL

10/8

LOPRO CORPORATION

Index

Translation for:

1. Notice of Convocation of the 34th Ordinary General Meeting of Shareholders
2. Business Report for the 34th Fiscal Period
3. Outline of Quarterly Business Results for the First Quarter ended June 30, 2003 (Consolidated)
4. Integration of Offices
5. Brief Description of Japanese Language Documents
   - Annual Securities Report
   - Report on State of Purchase of Share Certificate of One's Own

File Number: 82-4664

03 OCT -8 AM 7:21 (Summary English Translation)

Outline of Quarterly Business Results for the First Quarter ended June 30, 2003 (Consolidated)

August 4, 2003

LOPRO CORPORATION
(URL http://www.lopro.co.jp)
Rep.: Ryuichi Matsuda
President and Director
Attn.: Akira Suzuki
Director and General Manager of Management Planning Division

Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))

Tel.: (075) 321-6161

1. Matters regarding the Preparation, Etc. of the Outline of Quarterly Business Results

(1) Difference in the accounting treatment compared to the most recently released consolidated report:
- Changes in accounting treatment: Not applicable.
- Accounting treatment different from interim settlement, etc.: Not applicable.

(2) Changes in application and object of consolidation and equity method: Not applicable.

2. Outline of Consolidated Business Results (April 1, 2003 through June 30, 2003)

(Note) The figures in this Outline of Quarterly Business Results for the First Quarter ended June 30, 2003 and the attached material are rounded down to the nearest unit indicated. As the disclosure of quarterly settlements began this quarter, the record for the relevant quarter of the previous year is not provided. Furthermore, no comparison has been made with the figures for the relevant quarter of the previous year.

(1) Progress in Results of Operations (Consolidated)

	Operating Income	Operating Profit	Ordinary Profit	Net Income (Three months)
Three months ended June 30, 2003	¥6,218 million (–)	¥1,163 million (–)	¥1,003 million (–)	¥940 million (–)
Three months ended June 30, 2002	– (–)	– (–)	– (–)	– (–)
(For Reference) Year ended March 31, 2003	¥32,108 million	¥3,438 million	¥2,762 million	-¥67,666 million

	Net Income per Share	Net Income per Share (fully diluted)
Three months ended June 30, 2003	¥10.29	¥9.97
Three months ended June 30, 2002	–	–
(For reference) Year ended March 31, 2003	-¥789.32	–

(2) Changes in Financial Condition (Consolidated)

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Three months ended June 30, 2003	¥281,549 million	¥91,609 million	32.5%	¥1,014.34
Three months ended June 30, 2002	–	–	–	–
(For reference) Year ended March 31, 2003	¥276,412 million	¥90,409 million	32.7%	¥1,001.07

Consolidated Statement of Cash Flow

	Net Cash provided by Operating Activities	Net Cash provided by Investing Activities	Net Cash provided by Financing Activities	Net Cash and Cash Equivalents at End of Period
Three months ended June 30, 2003	¥12,656 million	¥24 million	¥430 million	¥55,626 million
Three months ended June 30, 2002	–	–	–	–
(For reference) Year ended March 31, 2003	¥17,693 million	-¥919 million	-¥9,332 million	¥42,515 million

File Number: 82-4664

(English Translation)

August 29, 2003

To whom it may concern:

60, Nakamachi Shichijo-goshonouchi
Shimogyo-ku, Kyoto, Japan
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Akira Suzuki
Director and General Manager of Management Planning Division
Tel.: (075) 321-6161

Integration of Offices

We hereby announce that integration of 8 offices of the Company was resolved at a meeting of the board of directors held on August 29, 2003, to the following effect:

1. Reason for Integration

Integration of offices is a part of a management reinforcement procedure aimed to improve the business efficiency and integrate the management resources of the Company.

2. Offices to be Integrated

Branch to be Abolished	Integrating Branch
Choshi Branch	Mito Branch and Chiba Branch
Ashikaga Branch	Maebashi Branch and Utsunomiya Branch
Tsuchiura Branch	Mito Branch
Ikebukuro Branch	Tokyo Branch and Kawaguchi Branch

Branch to be Abolished	Integrating Branch
Tokushima Branch	Akashi Branch and Takamatsu Branch
Kochi Branch	Matsuyama Branch
Matsue Branch	Tottori Branch
Saga Branch	Fukuoka Branch and Kurume Branch

* The number of offices, currently 78, will become 70 after the integration.

3. Schedule

August 29, 2003	Meeting of the board of directors
September 12, 2003	Last business day for branches to be abolished
September 16, 2003	Effective date of integration

4. Customers

The integrating branches are near to the branches to be abolished. Customer opinion will be given utmost priority in succession to ongoing transactions.

5. Effects on Results of Operations for Current Fiscal Year

Effects of the integration on the Company's results of operations are reflected in the forecast of business results for the fiscal year ended March 31, 2004 (period under review) disclosed in the "Outline of Quarterly Business Results for the First Quarter ended June 30, 2003" dated August 4, 2003.

File Number: 82-4664

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Annual Securities Report

The Annual Securities Report for the 34th fiscal period (April 1, 2002 through March 31, 2003) prepared in accordance with Article 24 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau, the Tokyo Stock Exchange and the Osaka Securities Exchange on June 30, 2003.

Report on State of Purchase of Share Certificate of One's Own

Two Reports on State of Purchase of Share Certificate of One's Own prepared in accordance with section 1 of Article 24-6 of the Securities and Exchange Law have been submitted to the Director of the Kanto Local Finance Bureau, the Tokyo Stock Exchange, Inc. and the Osaka Securities Exchange Co., Ltd. on July 4, 2003, August 7, 2003 and September 5, 2003.